Mail Stop 6010

May 2, 2008

Dr. Roger D. Cone
President and Chief Scientific Officer
Znomics, Inc.
2611 SW 3rd Avenue, Suite 200
Portland, OR 97201

> **Re: Znomics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1/A**
> **Filed April 17, 2008**
> **File No. 333-148220**

Dear Dr. Cone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1/A

General

1. We note your response to Comment 5 and reissue the comment in part. Your
    document includes the following terms that are not commonly understood:

    - Retroviral Insertional Mutations;
    - Gene Knockout Mouse Strains;
    - Functioning genomics; and
    - High-throughput screening assays.

    Please revise your filing to delete these instances of industry jargon, or explain the
    meanings of these terms the first time they are used.

Summary

2. We note your response to Comment 6. Please revise your summary to clarify the
    sources of your current revenues. For example:
    - If accurate, clarify that the largest portion of your revenues come from
      selling mutated zebrafish;
    - Clarify that you have only conducted drug target research for one large
      pharmaceutical company and that you are no longer performing research
      for it;
    - Explain your statement that you are primarily engaged in the business of
      drug development and drug target development to more specifically
      describe these activities. Do you consider selling mutated zebrafish as
      drug development and drug target development activities?

Description of Business

Overview, page 41

3. We note your response to Comment 7 and reissue the comment. Please explain
    on page 41 how your approach to drug development is new, as it appears that
    Novartis, Genentech and Merck have all initiated aspects of drug discovery or
    drug target discovery research programs utilizing the zebrafish and the trend was
    recognized by the Wall Street Journal in 2003.

Status of New Products and Services, page 46

4. Please provide a more specific description of the services provided under your agreement with Merck. The term "drug target discovery research" to too vague to be understood by many investors. Additionally, disclose whether you have any ongoing rights or obligations under the agreement. For example, did you retain any rights to negotiation for inventions resulting from your research or did the agreement provide for royalties for any drugs that are eventually marketed?

5. We note your statement that you expect to develop the compound screening aspect of drug discovery by the first half of 2008. Please tell us the basis for your expectation or update your expectation if necessary.

Dependence on limited customers, page 49

6. We note your statement that you expect contracts with biotechnology or pharmaceutical companies will be a major source of revenues in the next two to five years. Please provide the basis for this prediction.

Patents, Trademarks and Licenses, page 49

7. Please revise the description of your agreement with Oregon Health and Science University to provide the material terms of your agreement, including:

    - Each parties' benefits and obligation under the agreement;
    - Explain the term "biological material license." If this means you have agreed to supply Oregon Health and Science University with zebrafish, revise to clarify;
    - Any rights you have to any discoveries made under the agreement, including milestone payments, royalties, commercialization rights, etc.;
    - Duration and termination provisions; and
    - Any other material terms.

Effect of Governmental Regulations, page 51

8. We note your response to Comment 61 and reissue the comment in part. If any of the regulatory requirements you describe in the section entitled "Need for Governmental Approval" involve ongoing obligations after approval, please disclose this and briefly describe these obligations.

Plan of Operations

Results of Operations for the Years Ended December 31, 2007 and 2006, page 58

9. We have reviewed your prior response to Comment 76. Please address the following:

   - You refer to a change in gross margin but you did not present a gross margin line item in your statements of operations. Please revise your filing for consistency. If you revise your statement of operations by including a gross margin line item, please note that costs of products and services can not be included under operating expenses.
   - Please revise your gross margin percentages to be consistent with your Statements of Operations.
   - Please revise to discuss your gross margin for the year ended December 31, 2007 instead of the nine months ended September 30, 2007.

Governmental Regulation, page 57

10. We note your response to Comment 75. We note your statement on page 57, "[w]e do not intend to seek FDA approval directly for any drug discoveries with which we may be associated." Please clarify what you mean by this statement, as you previously disclose that you intend to develop products through FDA approval.

11. Please expand this section to briefly discuss the regulatory approval process of the FDA, as it has a material impact on your business plan.

Executive Compensation

Narrative Disclosure to the Summary Compensation Table, page 67

12. We note your response to Comment 78 and reissue the comment in part. Please expand your disclosure of the verbal agreement entered into by Richard Sessions and the board of directors to describe the material terms of the agreement, including the principal obligations of the parties and the term of the agreement.

Financial Statements

13. We have read your response to prior comment 79. Please present the historical financial statements of the registrant, Pacific Syndicated, in the Form S-1 pursuant to Item 305 of Regulation S-X. Include in those financial statements a subsequent event for the acquisition of Znomics on November 5, 2007 and provide the following information:

   - Disclose how you determined that the merger with the public shell company was a reverse merger.
   - Clarify if you are accounting for the acquisition as a purchase.
   - Disclose the number of common shares issued and the purchase price of the acquisition.
   - Clarify who is considered the accounting acquirer and why.
   - Please disclose that there are no related party relationships between the two entities.

Note B – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

14. We have reviewed your response to prior comment 82. You disclosed that you recognize revenue from collaborative research projects when earned. Please disclose the factors that you consider in determining that revenue from collaborative research contracts has been earned. Please refer to SAB 104.

Note F- Stock Options and Warrants, page F-16

15. Refer to the revised disclosure in response to comment 83. Please clarify why not recording stock compensation in 2006 is in accordance with GAAP.

16. We have reviewed your response to prior comment 84. Please disclose the methodology used to determine the value of the warrants issued to holders of a convertible promissory note, the related assumptions and the expenses recognized related to these warrants for each fiscal year in the footnotes to the financial statements.

17. We have reviewed your response to prior comment 87. Please disclose the methodology used to determine the value of the warrants issued to the placement agent, the related assumptions and the expenses recognized related to these warrants for each fiscal year in the footnotes to the financial statements.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez at (202) 551-3752 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Bryan R. Clark, Esq.
       Cane Clark LLP
       3273 East Warm Springs Rd.
       Las Vegas, NV 89120